==============================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)




                             INTERWORLD CORPORATION
                             ----------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)


                                    46114Q108
                                    ---------
                                 (CUSIP Number)


                               Michael J. Donahue
                          395 Hudson Street, 6th Floor
                            New York, New York 10014-3669
                                 (212) 301-2500
                                 --------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 12, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

 ==============================================================================

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------                                           -----------------
CUSIP No. 46114Q108               SCHEDULE 13D                Page 2 of 22 Pages
--------------------                                           -----------------
--- --------------------------------------------------------------------------
     NAME OF REPORTING PERSONS
       Michael J. Donahue

 1   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--- --------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
 2                                                           (b) |X|
--- --------------------------------------------------------------------------
 3   SEC USE ONLY
--- --------------------------------------------------------------------------
     SOURCE OF FUNDS*
 4     N/A (See Item 4)
--- --------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5     2(d) OR 2(e)  |_|
--- --------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
 6     United States
------------- --- ------------------------------------------------------------
                    SOLE VOTING POWER
               7       4,295,406
              --- ------------------------------------------------------------
                    SHARED VOTING POWER
NUMBER OF      8       none
SHARES        --- ------------------------------------------------------------
BENEFICIALLY        SOLE DISPOSITIVE POWER
OWNED BY       9       4,295,406
EACH          --- ------------------------------------------------------------
REPORTING           SHARED DISPOSITIVE POWER
PERSON WITH   10       none
--- --------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     4,295,406
--- --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--- --------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13     14.64%
--- --------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*
14     IN
--- --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
-------------------------------------------------------------------------------

--------------------                                           -----------------
CUSIP No. 46114Q108               SCHEDULE 13D                Page 3 of 22 Pages
--------------------                                           -----------------
Item 1.   Security and Issuer.

     This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of InterWorld Corporation (the "Issuer"). The Issuer is a Delaware corporation with its principal executive offices located at 395 Hudson Street, 6th Floor, New York, New York 10014-3669.

Item 2.   Identity and Background.

     The name of the person filing this statement is Michael J. Donahue, 395 Hudson Street, 6th Floor, New York, New York 10014-3669. Mr. Donahue, a United States citizen, is the Chairman of the Board of InterWorld. The principal business of InterWorld is to provide Internet commerce software solutions that enable businesses to sell goods and services over the Internet to other businesses and consumers. Its address is 395 Hudson Street, 6th Floor, New York, New York 10014-3669.

     During the last five years, Mr. Donahue has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     This Schedule 13D relates to the participation by Mr. Donahue in a transaction, as described in Item 4 below, with Jackpot Enterprises, Inc. whereby Jackpot could acquire Mr. Donahue's shares with the effect of changing or influencing the control of the issuer. This Schedule 13D does not relate to the acquisition of shares by Mr. Donahue.

Item 4.   Purpose of Transaction.

     On October 12, 2000, Mr. Donahue entered into a Loan and Forbearance Agreement with Jackpot Enterprises, Inc. ("Jackpot") pursuant to which Jackpot agreed to purchase from Salomon Smith Barney ("SSB") a loan from SSB to Mr. Donahue. The loan is secured by 4,270,406 shares of Common Stock. Pursuant to a Call/Participation Agreement, Mr. Donahue agreed that Jackpot would share in the profit on a portion of the stock securing the loan once certain conditions, including the repayment of the loan, were met. Mr. Donahue has sole power to vote and dispose of such shares. However, Mr. Donahue has agreed that for so long as the loan is outstanding, given the highly leveraged nature of the loan, he would, prior to any vote of the stockholders of Issuer, consult with Jackpot and obtain Jackpot's view with respect to such vote. He also agreed that in the event the Board of Directors of Issuer approves a merger of Jackpot with InterWorld Corporation on or before April 10, 2001, Mr. Donahue will execute an appropriate voting agreement pursuant to which he will agree to vote his stock in favor of such merger.

Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Donahue beneficially owns 4,295,406 shares of InterWorld Common Stock, which represents approximately 14.64% of the total class of common stock.

          (b)  Sole power to vote: 4,295,406 shares
               Shared power to vote: 0 shares

          (c) Following the decline in the value of the shares held as collateral for the loan from SSB (which loan is described in Item
               4), SSB disposed of 509,000 shares of InterWorld Common Stock owned by Mr. Donahue in open market transactions during September and October 2000, resulting in total proceeds to SSB of $1,938,543.15, which were applied to the paydown of such loan.

          (d) The loan from SSB (described in Item 4) is secured by 4,270,406 shares of Common Stock. Pursuant to a Call/Participation Agreement, Mr. Donahue agreed that Jackpot would share in the

142736-5                              3

--------------------                                           -----------------
CUSIP No. 46114Q108               SCHEDULE 13D                Page 4 of 22 Pages
--------------------                                           -----------------

               profit on a portion of the stock securing the loan once certain conditions, including the repayment of the loan, were met.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Donahue and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits

          Exhibit 99.1 - Loan Assumption and Forbearance Agreement dated October 12, 2000 and related documents

          Exhibit 99.2 - Call/Profit Participation Agreement, dated October 12, 2000


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 25, 2000


                                                   /s/ Michael J. Donahue
                                                   ----------------------------
                                                   Name: Michael J. Donahue


142736-5                               4

--------------------                                           -----------------
CUSIP No. 46114Q108               SCHEDULE 13D                Page 5 of 22 Pages
--------------------                                           -----------------
EXHIBIT 99.1

                    LOAN ASSUMPTION AND FORBEARANCE AGREEMENT

     THIS LOAN ASSUMPTION AND FORBEARANCE AGREEMENT (this "Agreement") is made and entered into as of October 12, 2000 by and between MICHAEL DONAHUE, an individual having an address at 395 Hudson Street, 6th Floor, New York, New York 10014 ("Borrower") and JACKPOT ENTERPRISES, INC., a Nevada corporation (the "Lender").

                                   WITNESSETH:
                                   -----------
     WHEREAS, Borrower is a party to a Loan Agreement, dated October 13, 1999 (the "Loan Agreement), between Salomon Smith Barney Inc. ("SSB") and Borrower, pursuant to which SSB agreed to loan (the "Loan") Donahue, on a demand basis, up to U.S.$14 million.

     WHEREAS, as of the date hereof $12,445,500, remains outstanding under the Loan.

     WHEREAS, the Loan is presently secured by 4,270,406 shares of common stock of InterWorld Corporation (the "Stock Collateral") owned of record and beneficially by the Borrower, which security interest has been perfected by SSB by virtue of SSB's physical possession.

     WHEREAS, subject to the terms and conditions hereof, the Lender has agreed to assume the Loan from SSB and to not call a demand under the Loan ;

     NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements herein contained, the sufficiency of which is hereby acknowledged, the parties hereto represent and agree as follows:

1. Definitions.

     For purposes of this Agreement the following capitalized terms shall have the meanings set forth below:

     1.1  "Additional  Collateral"  shall  have the  meaning  set  forth in
          Section 3.2 of this Agreement.

     1.2 "Business Day" shall mean any day on which commercial banks are not authorized

142736-5                               5

--------------------                                           -----------------
CUSIP No. 46114Q108               SCHEDULE 13D                Page 6 of 22 Pages
--------------------                                           -----------------
          or required to close in New York, New York.

     1.3 "Collateral" shall mean the Stock Collateral and the Additional Collateral.

     1.4 "Contractual Obligation" of any Person shall mean, any indenture, note, security, deed of trust, mortgage, security agreement, lease, guaranty, instrument, contract, agreement or other form of obligation or undertaking to which such Person is a party or by which such Person or any of its property is bound.

     1.5  "Default"   shall  mean  any  event  or   circumstance   not  yet
          constituting an Event of Default but which, with the giving of any notice or the lapse of any period of time or both, would become an Event of Default.

     1.6 "Event of Default" shall have the meaning set forth in Section 7.1 of this Agreement.

     1.7 "Governmental Authority" shall mean any domestic or foreign national, state or local government, any political subdivision thereof, any department, agency, authority or bureau of any of the foregoing, or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

     1.8  "Governmental  Rule"  shall  mean  any  law,  rule,   regulation,
          ordinance, order, code interpretation, judgment, decree, directive, guidelines, policy or similar form of decision of any Governmental Authority.

     1.9 "Indebtedness" of any Person shall mean and include the aggregate amount of, without duplication (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property or services (other than accounts payable incurred in the ordinary course of business determined in accordance with generally accepted accounting principles), (d) all obligations under capital leases of such Person,
          (e) all obligations or liabilities of others secured by alien on any asset of such Person, whether or not such obligation or liability is assumed, (f) all guaranties of such Person of the obligations of another Person;(g) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement upon an event of default are limited to repossession or sale of such property), (h) net exposure under any interest rate swap, currency swap, forward, cap, floor or other similar contract that is not entered to in connection with a bona fide hedging operation that provides offsetting benefits to such Person, which agreements shall be marked to market on a current basis,
          (i) all reimbursement and other payment obligations, contingent or otherwise, in respect of letters of credit.

142736-5                               6

--------------------                                           -----------------
CUSIP No. 46114Q108               SCHEDULE 13D                Page 7 of 22 Pages
--------------------                                           -----------------

     1.10 "Lien" shall mean, with respect to any property, any security interest, mortgage, pledge, lien, claim, charge or other encumbrance in, of, or on such property or the income therefrom, including, without limitation, the interest of a vendor or lessor under a conditional sale agreement, capital lease or other title retention agreement, or any agreement to provide any of the foregoing, and the filing of any financing statement or similar instrument under the Uniform Commercial Code or comparable law of any jurisdiction.

     1.11 "Loan" shall have the meaning set forth in the preamble of this Agreement.

     1.12 "Obligations" shall mean and include all loans, advances, debts, liabilities, and obligations, owed by Borrower to Lender of every kind and description (whether or not evidenced by any note or instrument and whether or not for the payment of money), now existing or hereafter arising under or pursuant to the terms of this Agreement or the other Operative Documents, including, without limitation, all interest, fees, charges, expenses, attorneys' fees and costs and accountants' fees and costs chargeable to and payable by Debtor hereunder and thereunder, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U.S.C. Section 101 et seq.), as amended from time to time (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

     1.13 "Operative Documents" shall mean, collectively, this Agreement and the other documents executed in connection herewith.

     1.14 "Permitted Liens" shall mean and include: (a) Liens for taxes or other Governmental Charges not at the time delinquent or thereafter payable without penalty or being contested in good faith, provided provision is made to the reasonable satisfaction of Lender for the eventual payment thereof if subsequently found payable; (b) Liens of carriers, warehousemen, mechanics, material men, vendors, and landlords incurred in the ordinary course of business for sums not overdue or being contested in good faith, provided provision is made to the reasonable satisfaction of Lender for the eventual payment thereof if subsequently found payable; and (c) Liens in favor of Lender.

     1.15 "Person" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a Governmental Authority.

     1.16 "Requirement of Law" applicable to any Person shall mean (a) the articles or certificate of incorporation, bylaws or other governing documents of such Person, (b) any Governmental Rule applicable to such Person, (c) any license, permit, approval or other authorization granted by any Governmental Authority to or for the benefit of such Person and (d) any judgment, decision or determination of any Governmental Authority or arbitrator, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of

142736-5                               7

--------------------                                           -----------------
CUSIP No. 46114Q108               SCHEDULE 13D                Page 8 of 22 Pages
--------------------                                           -----------------

          its property is subject.

2. Loans; Interest. Lender will assume the Loan from SSB and pay SSB an amount equal to the amount outstanding under the Loan on the date hereof. Lender and Borrower hereby agree that the Loan Agreement is amended and restated in its entirety as provided herein. Interest on the Loan shall accrue at an annual rate equal to 8%, from the date of this Agreement, and be added to the outstanding principal amount at the end of each calendar quarter commencing December 31, 2000 (an "Interest Accrual Date").

3. Security Interests.

 3.1 Continued Security Interest. Borrower acknowledges that Lender shall succeed to SSB's security interest under the Loan Agreement with respect to the Stock Collateral. Borrower further acknowledges that Lender shall undertake to make all necessary filings with state and federal agencies in order to protect such security interest.

3.2 Grant of Additional Security Interest. As additional collateral security for the Obligations, Borrower hereby grants to Lender a continuing security interest in and to the real property of the Borrower listed on
     Schedule I (the "Additional Collateral"). Borrower shall promptly execute an appropriate mortgage with respect to the Additional Collateral and shall pay the expenses for the filing of such. Borrower agrees to execute any other document reasonable requested by the Lender to perfect its security interest in the collateral. Borrower shall not incur additional indebtedness  or further  encumber the real  property set forth on Schedule
     II. Nothing contained in this section, however shall give rise to any obligation, or create any security interest, that would constitute a default, or a basis for default, under any existing mortgage or loan to which Borrower is directly or indirectly a party. To the extent that the grant of any additional security interest hereunder requires the Borrower to obtain the consents of any lender, the Borrower shall not be obligated to grant such additional security interest unless and until such consent is obtained. Borrower shall use reasonable efforts to obtain such consents.

 3.3 Liabilities Unconditional. Borrower is and shall remain absolutely and unconditionally liable for the performance of its obligations under the Operative Documents, including without limitation any deficiency by reason of the failure of the Collateral to satisfy all amounts due Lender under the Loan or pursuant to any other Operative Document.

4. Representations and Agreements of Borrower. Borrower represents to Lender as follows, and Borrower agrees that the following representations will continue to be true, and that Borrower will comply with all of the following agreements throughout the term of this Agreement:

     4.1 Enforceability. Each Operative Document executed, or to be executed, by Borrower has been, or will be, duly executed and delivered by Borrower and constitutes, or will constitute, a

142736-5                               8

--------------------                                           -----------------
CUSIP No. 46114Q108               SCHEDULE 13D                Page 9 of 22 Pages
--------------------                                           -----------------


          legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms.

     4.2 Non-Contravention. To the best of Borrower's knowledge and belief, the execution and delivery by Borrower of the Operative Documents executed by Borrower and the performance and consummation of the transactions contemplated thereby do not and will not (i) violate any Requirement of Law applicable to Borrower; (ii) violate any provision of, or result in the breach or the acceleration of, or entitle any other Person to accelerate (whether after the giving of notice or lapse of time or both), any Contractual Obligation of Borrower; or
          (iii) result in the creation or imposition of any Lien upon any property, asset or revenue of Borrower (except such Liens as may be created in favor of Lender pursuant to this Agreement or the other Operative Documents).

     4.3 Approvals. Broker knows of no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or other Person (including, without limitation, the shareholders of any Person) required in connection with the execution and delivery of the Operative Documents executed by Borrower and the performance and consummation of the transactions contemplated thereby, other than those which may be required by existing lenders..

     4.4 Name: Places of Residence The name of Borrower set forth in this Agreement is his correct name. The addresses set forth on Schedule II are all of each of the Borrowers residential addresses. Borrower will give Lender at least 15 days prior written notice before locating any of the Additional Collateral at any other location.

     4.5 Litigation. No actions (including, without limitation, derivative actions), suits, proceedings or investigations are pending or, to the knowledge of Borrower, threatened against Borrower or Borrower's Subsidiaries at law or in equity in any court or before any other Governmental Authority which if adversely determined (i) could reasonably be expected (alone or in the aggregate) to result in a judgement of $100,000 or more or (ii) seeks to enjoin, either directly or indirectly, the execution, delivery or performance by Borrower of the Operative Documents or the transactions contemplated thereby.

     4.6 Title. Borrower has good and marketable title to all Collateral, free and clear of all Liens, other than Permitted Liens. Each item of Additional Collateral constitutes real property.

     4.7 Collateral. Lender has and will at all times continue to have a first-priority perfected security interest in all of the Collateral. Borrower will immediately advise Lender in writing of any material loss or damage to any of the Additional Collateral listed on Schedule I hereto.

     4.8 Taxes: Compliance with Law. Borrower has filed, and will file, when due, all tax returns and reports required by applicable law, and Borrower has paid, and will pay, when due, all

142736-5                               9

--------------------                                         -------------------
CUSIP No. 46114Q108               SCHEDULE 13D               Page 10 of 22 Pages
--------------------                                         -------------------


          taxes, assessments, deposits and contributions now or in the future owed by Borrower. Borrower has complied, and will comply, in all
          material   respects,   with  all  applicable   tax  laws,   rules  and
          regulations.

     4.9 Insurance. Borrower will at all times adequately insure all of the Additional Collateral and name Lender as an additional insured thereon.

     4.10 Indebtedness. Borrower has set forth all of his indebtedness in excess of $50,000 on Schedule III hereto.

5. No Call on Demand  Note;  Prepayment  Obligations.  Except as set for in this
Section 5, or unless an Event of Default has occurred the Lender will not demand payment under the Loan until October 11, 2003; which date shall be reduced to October 11, 2001; if on or before April 11, 2001 InterWorld Corporation does not effect a merger transaction with Lender. Notwithstanding the foregoing, and only for so long as any balance shall remain outstanding on the Loan, Borrower shall be required to make the following payments of principal under the Note in order to reduce any outstanding balance remaining under the Loan: (a) Upon the sale of any of the Stock Collateral (which sale or sales the Borrower may effectuate at his sole discretion), all Net Proceeds (defined below) shall be paid to Lender
(b) Upon the sale of any of the Additional Collateral, all Net Proceeds shall be paid to Lender; other than payment due to any taxing authority. Commencing October 11, 2001 the Borrower shall make principal payments of at least $500,000 on or before the date of each interest Accrual Date commencing December 31, 2001. If for any period of ten (10) consecutive trading days the closing price of the Stock Collateral is greater than $20.00 (subject to adjustment for stock splits, stock dividends or the like), then the Borrower shall make principal payments of $4,000,000 on or before the date of each Interest Accrual Date thereafter. "Net Proceeds" shall mean the gross amount received from such sale less any sales commissions less any income taxes applicable to such sales.

6. Call Agreement. As consideration for the purchase of the Loan and the forbearance described herein, Borrower shall enter into a call agreement with the Lender in the form attached hereto as Exhibit A.

7. Voting. For so long as the Loan shall be outstanding, Borrower agrees that due to the highly leveraged nature of the Loan, prior to any vote of the stockholders of Interworld Corporation he shall consult with Lender and obtain Lender's view with respect to such vote. In the event the Board of Directors of InterWorld Corporation approves a merger of the Lender with InterWorld Corporation on or before April 10, 2001, Borrower will execute an appropriate voting agreement pursuant to which he will agree to vote his stock in favor of such merger.

8. Events of Default

142736-5                               10

--------------------                                         -------------------
CUSIP No. 46114Q108               SCHEDULE 13D               Page 11 of 22 Pages
--------------------                                         -------------------

     8.1 Events of Default and Remedies. The occurrence of any of the following events shall constitute an "Event of Default" under this
          Agreement: (a) Any material representation, statement, report or certificate given to Lender by Borrower, now or in the future, is untrue or misleading in a material respect; or (b) Borrower fails to comply with the payments due under Section 2 above; or (c) Borrower fails to pay when due any Loan or any interest thereon or any other monetary Obligation; or (d) appointment of a receiver, trustee or custodian, for all or any part of the property of, assignment for the benefit of creditors by, or the commencement of any proceeding by or against Borrower under any reorganization, bankruptcy, insolvency, law or statute of any jurisdiction, now or in the future in effect; or (e) Borrower leaves his position with InterWorld Corporation for any reason; or (f) the for any period of ten (10) consecutive trading days the closing price of the Stock Collateral is less than $2.00 (subject to adjustment for stock splits, stock dividends or the like); or Borrower fails to vote his shares of the Stock Collateral in compliance with Section 7 herein. If an Event of Default occurs, Lender, shall have the right to accelerate and declare all of the Obligations to be immediately due and payable and exercise all rights and remedies recorded by applicable law, except in the case of (f) wherein no acceleration may be made until the expiration of a ten (10) Business Day grace period, and except further in the case of (a) of
          (c) Lender must give Borrower written notice of any such Event of Default whereupon Borrower shall have ten (10) Business Days to cure such Event of Default.

     8.2 Rights of Lender upon Default. Upon the occurrence or existence of any Event of Default for which notice has been provided and no timely cure made, and at any time thereafter during the continuance of such Event of Default, Lender may, by written notice to Borrower, declare all outstanding Obligations payable by Borrower hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the Notes to the contrary notwithstanding. Upon the occurrence or existence of any uncured Event of Default described in Section 8.1, immediately and without further notice, all outstanding Obligations payable by Borrower hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the Notes to the contrary notwithstanding.

     8.3 Rights Regarding Collateral. Borrower agrees that when any uncured Event of Default has occurred and is continuing after any applicable cure or grace period, Lender shall have the rights, options, duties and remedies of a secured party as permitted by law and, in addition to and without limiting the foregoing, Lender may exercise any one or more or all, and in any order, of the remedies herein set forth, including the following: (a) Lender, personally or by agents or attorneys, shall have the right (subject to compliance with any applicable mandatory legal requirements) to require Borrower to assemble the Additional Collateral and make it available to Lender at a place to be designated by Lender located within the State of New York, or to take immediate possession of the Additional Collateral, or any portion thereof, and for that purpose may pursue the same wherever it may be found, and may enter any premises of Borrower, with or without notice, demand,

142736-5                               11

--------------------                                         -------------------
CUSIP No. 46114Q108               SCHEDULE 13D               Page 12 of 22 Pages
--------------------                                         -------------------


          process of law or legal procedure, to the extent permitted by applicable law, and search for, take possession of, remove, keep and store the same, or use and operate or lease the same until sold; (b) Lender may, if at the time such action may be lawful and always subject to compliance with any mandatory legal requirements, either with or without taking possession and either before or after taking possession, without instituting any legal proceedings whatsoever, having first given notice of such sale by registered or certified mail to Borrower once at least ten (10) days prior to the date of such sale, and having first given any other notice which may be required by law, sell and dispose of the Additional Collateral, or any part thereof, at a private sale or at public auction, to the highest bidder, in one lot as an entirety or in separate lots, and either for cash or on credit and on such terms as Lender may determine, and at any place (whether or not it be the location of the Additional Collateral or any part thereof) designated in the notice referred to above. To the extent permitted by applicable law, any such sale or sales may be adjourned from time to time by announcement at the time and place appointed for such sale or sales, or for any such adjourned sale or sales, without further published notice, and Borrower, Lender or the holder or holders of the Note, or of any interest therein, may bid and become the purchaser at any such sale; and (c) Lender may proceed to protect and enforce this Agreement and the other Operative Documents by suit or suits or proceedings in equity, at law or in bankruptcy, and whether for the specific performance of any covenant or agreement herein contained or in execution or aid of any power herein granted; or for foreclosure hereunder, or for the appointment of a receiver or receivers for any real property security or any part thereof, or for the recovery of judgment for the Obligations or for the enforcement of any other proper, legal or equitable remedy available under applicable law.

     8.4 Waiver by Borrower. Upon the occurrence of an uncured Event of Default, to the extent permitted by law, Borrower covenants that it will not at any time insist upon or plead, or in any manner whatsoever claim or take any benefit or advantage of, any stay or extension law now or at any time hereafter in force, nor claim, take nor insist upon any benefit or advantage of or from any law now or hereafter in force providing for the valuation or appraisement of the Additional Collateral or any part thereof prior to any sale or sales thereof to be made pursuant to any provision herein contained, or to the decree, judgment or order of any court of competent jurisdiction; nor, after such sale or sales, claim or exercise any right under any statute now or hereafter made or enacted by any state or otherwise to redeem the property so sold or any part thereof, and, to the full extent legally permitted, except as to rights expressly provided herein, hereby expressly waives for itself and on behalf of each and every Person, except decree or judgment creditors of Borrower, acquiring any interest in or title to the Additional Collateral or any part thereof subsequent to the date of this Agreement, all benefit and advantage of any such law or laws, and covenants that it will not invoke or utilize any such law or laws or otherwise hinder, delay or impede the execution of any power herein granted and delegated to Lender, but will suffer and permit the execution of every such power as though no such power, law or laws had been made or enacted.

     8.5 Effect of Sale. Any sale, whether under any power of sale available to Lender or by virtue of judicial proceedings, shall operate to divest all right, title, interest, claim and demand

142736-5                               12

--------------------                                         -------------------
CUSIP No. 46114Q108               SCHEDULE 13D               Page 13 of 22 Pages
--------------------                                         -------------------


          whatsoever, either at law or in equity, of Borrower in and to the property sold, and shall be a perpetual bar, both at law and in equity, against Borrower, its successors and assigns, and against any and all persons claiming the property sold or any part thereof under, by or through Borrower, its successors or assigns.

     8.6 Application of Collateral Proceeds. The proceeds and/or avails of the Additional Collateral, or any part thereof, and the proceeds and the avails of any remedy hereunder (as well as any other amounts of any kind held by Lender at the time of, or received by Lender after, the occurrence of an uncured Event of Default hereunder) shall be paid to and applied as follows: (a) First, to the payment of reasonable costs and expenses, including all amounts expended to preserve the value of the Additional Collateral, of foreclosure or suit, if any, and of such sale and the exercise of any other rights or remedies, and of all proper fees, expenses, liability and advances, including reasonable legal expenses and attorneys' fees, incurred or made hereunder by Lender; (b) Second, to the payment to Lender of the amount then owing or unpaid on the Note, and in case such proceeds shall be insufficient to pay in full the whole amount so due, owing or unpaid upon the Note, then first, to the unpaid interest thereon, and second, to unpaid principal thereof; such application to be made upon presentation of the Note, and the notation thereon of the payment, if partially paid, or the surrender and cancellation thereof, if fully paid; (c) Third, to the payment of other amounts then payable to Lender under any of the Operative Documents; and (d) Fourth, to the payment of the surplus, if any, to Borrower, his successors and assigns, or to whomsoever may be lawfully entitled to receive the same.

     8.7 Reinstatement of Rights. If Lender shall have proceeded to enforce any right under this Agreement or any other Operative Document by foreclosure, sale, entry or otherwise, and such proceedings shall have been discontinued or abandoned for any reason or shall have been determined adversely, then and in every such case (unless otherwise ordered by a court of competent jurisdiction), Lender shall be restored to its former position and rights hereunder with respect to the property subject to the security interest created under this Agreement.

9. Preservation of Additional Collateral by Lender. Should Borrower fail or refuse to make any payment, perform or observe any other covenant, condition or obligation, or take any other action which Borrower is obligated under any Operative Document to make, perform, observe, take or do at the time or in the manner provided in any Operative Document, then at Lender's sole and absolute discretion, without notice to or demand upon Borrower and without releasing Borrower from any obligation, covenant or condition in any Operative Document, Lender may make, perform, observe, take or do the same in such manner and to such extent as Lender may deem necessary to protect its security interest in or the value of the Additional Collateral, and Borrower shall be liable to Lender for all costs and expenses incurred by Lender in connection therewith.

142736-5                               13

--------------------                                         -------------------
CUSIP No. 46114Q108               SCHEDULE 13D               Page 14 of 22 Pages
--------------------                                         -------------------

10. Miscellaneous.

     10.1 Modifications, Amendments or Waivers. The provisions of any Operative Document may be modified, amended or waived only by a written instrument signed by the parties thereto.

     10.2 No Implied Waivers; Cumulative Remedies; Writing Required. No delay or failure of Lender in exercising any right, power or remedy hereunder shall affect or operate as a waiver thereof; nor shall any single or partial exercise thereof or any abandonment or discontinuance of steps to enforce such a right, power or remedy preclude any further exercise thereof or of any other right, power or remedy. The rights and remedies hereunder of Lender are cumulative and not exclusive of any rights or remedies which it would otherwise have. Any waiver, permit, consent or approval of any kind or character on the part of Lender of any breach or default under this Agreement or any such waiver of any provision or condition of this Agreement must be in writing and shall be effective only in the specified instance and to the extent specifically set forth in such writing.

     10.3 Expenses; Indemnification. Borrower agrees upon demand to pay or reimburse Lender for all liabilities, obligations and out-of-pocket expenses, including reasonable fees and expenses of counsel for Lender, from time to time arising in connection with the enforcement or collection of sums due under the Operative Documents. Borrower shall indemnify, reimburse and hold Lender and its permitted assigns, each of Lender's or its permitted assigns' partners, and each of their respective successors, assigns, agents, officers, directors, shareholders, servants, agents and employees harmless from and against all liabilities, losses, damages, actions, suits, demands, claims of any kind and nature (including claims relating to environmental discharge, cleanup or compliance), all costs and expenses whatsoever to the extent they may be incurred or suffered by such indemnified party in connection therewith(including reasonable attorneys' fees and expenses), fines, penalties (and other charges of applicable governmental  authorities),  licensing  fees  relating  to any item of
          Collateral, damage to or loss of use of property (including consequential or special damages to third parties or damages to Borrower's property), or bodily injury to or death of any person
          (including any agent or employee of Borrower) (each, a "Claim"), directly or indirectly relating to or arising out of the use of the proceeds of the Loan, including acquisition, use, ownership, operation, possession, control, storage, return or condition of any item of Equipment constituting Collateral (regardless of whether such item of Equipment is at the time in the possession of Borrower), the falsity of any representation or warranty of Borrower or Borrower's failure to comply with the terms of this Agreement or any other
          Operative Document during the Term. The foregoing indemnity shall cover, without limitation, (i) any Claim in connection with a design or other defect (latent or patent) in any item of Equipment constituting Collateral, (ii) any Claim for infringement of any patent, copyright, trademark or other intellectual property right,
          (iii) any Claim resulting from the presence on or under or the escape, seepage, leakage, spillage, discharge, emission or release of any Hazardous Materials from any item of Equipment financed by a Loan or

142736-5                               14

--------------------                                         -------------------
CUSIP No. 46114Q108               SCHEDULE 13D               Page 15 of 22 Pages
--------------------                                         -------------------

          constituting Collateral, including any Claims asserted or arising under any Environmental Law, or (iv) any Claim for negligence or strict or absolute liability in tort; provided, however, that Borrower shall not indemnify Lender for any liability incurred by Lender as a direct and sole result of Lender's gross negligence or willful misconduct. Such indemnities shall continue in full force and effect, notwithstanding the expiration or termination of this Agreement. Upon Lender's written demand, Borrower shall assume and diligently conduct, at its sole cost and expense, the entire defense of Lender and its permitted assigns, each of Lender's or its permitted assigns' partners, and each of their respective successors, assigns, agents, officers, directors, shareholders, servants, agents and employees against any indemnified Claim described in this Section 9.3. Borrower shall not settle or compromise any Claim against or involving Lender without first obtaining Lender's written consent thereto, which consent shall not be unreasonably withheld.

     NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT OR ANYWHERE ELSE, BORROWER AGREES THAT IT SHALL NOT SEEK FROM LENDER UNDER ANY THEORY OF LIABILITY (INCLUDING ANY THEORY IN TORTS), ANY SPECIAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES.

     10.4 Notices;  Payments. All notices and other communications given to or made upon any party hereto in connection with this Agreement shall be in writing (including telexed, telecopied or telegraphic communication) and mailed (by certified or registered mail), telexed, telegraphed, telecopied or delivered to the respective parties, as follows: Borrower: 395 Hudson Street, 6th Floor, New York, New York 10014, with a copy to Hale & Dorr, 405 Lexington Avenue, New York, New York 10174, Attention: Peter MacDonald; Lender c/o J Net Partners LLC:
          498 Seventh Avenue, New York, New York 10021, Attention: Keith Meister, with a copy to Greenberg Traurig, LLP, 200 Park Avenue, New York, New York 10166, Attention: Alan I. Annex, Esq. or in accordance with any subsequent written direction from either party to the other. All such notices and other communications shall, except as otherwise expressly herein provided, be effective when received; or in the case of delivery by messenger or overnight delivery service, when left at the appropriate address.

     10.5 Severability. If any provision of any Operative Document is held invalid or unenforceable to any extent or in any application, the remainder of such Operative Document and all other Operative Documents, or the application of such provision to different Persons or circumstances or in different jurisdictions, shall not be affected thereby.

     10.6 Survival.   All  representations,   warranties,   covenants  and
          agreements of Borrower contained herein or made in writing in connection herewith shall survive the execution and delivery of the Operative Documents and the granting of security.

     10.7 Governing Law. This Agreement, the other Operative Documents and the rights and obligations of the parties hereto and thereto together with matters arising in connection therewith,

142736-5                               15

--------------------                                         -------------------
CUSIP No. 46114Q108               SCHEDULE 13D               Page 16 of 22 Pages
--------------------                                         -------------------

          shall be governed by and construed and enforced in accordance with the laws of the State of New York. Any action to enforce this Agreement against Borrower may be brought in New York or, with regard to Collateral, may also be brought wherever such Collateral is located.

     10.8 Successors and Assigns. This Agreement and the other Operative Documents shall be binding upon and inure to the benefit of Lender, all future holders of the Note, Borrower and their respective successors and permitted assigns, except that Borrower may not assign or transfer its rights hereunder or thereunder or any interest herein or therein without the prior written consent of Lender.

    10.9 Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument.

    10.10 Further Assurances. Borrower will, at its own expense, from time to time do, execute, acknowledge and deliver all and every further acts, deeds, conveyances, transfers and assurances, and all financing and continuation statements and similar notices, reasonably necessary or proper for the perfection of the security interest being herein provided for in the Collateral, whether now owned or hereafter acquired.

    10.11 Power of Attorney in Respect of the Collateral. Borrower does hereby irrevocably appoint Lender (which appointment is coupled with an interest), the true and lawful attorney-in-fact of Borrower with full power of substitution, for it and in its name (a) to perform (but Lender shall not be obligated to and shall incur no liability to Borrower or any third party for failure to perform)any act which Borrower is obligated by this Agreement to perform, (b) to ask, demand, collect, receive, receipt for, sue for, compound and give acquittance for any and all rents, issues, profits, avails, distributions, income, payment draws and other sums in which a security interest is granted under Section 3.1with full power to settle, adjust or compromise any claim thereunder as fully as if Lender were Borrower itself, (c) to receive payment of and to endorse the name of Borrower to any items of Additional Collateral (including checks, drafts and other orders for the payment of money) that come into Lender's possession or under Lender's control, (d) to make all demands, consents and waivers, or take any other action with respect to, the Additional Collateral, (e) in Lender's discretion, to file any claim or take any other action or institute proceedings, either in its own name or in the name of Borrower or otherwise, which Lender may reasonably deem necessary or appropriate to protect and preserve the right, title and interest of Lender in and to the Additional Collateral, and (f) to otherwise act with respect thereto as though Lender were the outright owner of the Additional Collateral; provided, however, that the power of attorney herein granted shall be exercisable only upon the occurrence and during the continuation of an Event of Default unless in Lender's reasonable opinion immediate action is necessary to preserve or protect the Additional Collateral. Borrower agrees to reimburse Lender upon demand for all reasonable costs and expenses, including attorneys' fees and expenses, which Lender may incur while acting as

142736-5                               16

--------------------                                         -------------------
CUSIP No. 46114Q108               SCHEDULE 13D               Page 17 of 22 Pages
--------------------                                         -------------------

          Borrower's attorney in fact hereunder, all of which costs and expenses are included within the Obligations.

    10.12 Entire Agreement. This Agreement and each of the other Operative Documents, taken together, constitute and contain the entire agreement of Borrower and Lender and supersede any and all prior agreements, negotiations, correspondence, understandings and communications among the parties, whether written or oral, respecting the subject matter hereof.

    Borrower:

    /s/ Michael J. Donahue
    ----------------------------
    MICHAEL J. DONAHUE


     Lender:

     JACKPOT ENTERPRISES, INC.

     By:_/s/ Mark W. Hobbs
     ----------------------------
     Name:  Mark W. Hobbs
     Title: President


                                   SCHEDULE I

     Farm
          13659 South 52nd Place
          Wellington, FL 33414

142736-5                               17

--------------------                                         -------------------
CUSIP No. 46114Q108               SCHEDULE 13D               Page 18 of 22 Pages
--------------------                                         -------------------


                                   SCHEDULE II

     Home
          1000 North Lake Way
          Palm Beach, FL  33480


142736-5                               18

--------------------                                         -------------------
CUSIP No. 46114Q108               SCHEDULE 13D               Page 19 of 22 Pages
--------------------                                         -------------------


                                  SCHEDULE III

     1999 Tax
          $2 million

     2000 Tax
          $1 million


     5 million         - Bank of America
     2.8 million       - Citibank




142736-5                               19

--------------------                                         -------------------
CUSIP No. 46114Q108               SCHEDULE 13D               Page 20 of 22 Pages
--------------------                                         -------------------


EXHIBIT 99.2
------------

                       CALL/PROFIT PARTICIPATION AGREEMENT

     This agreement (the "Agreement") is made as of the 12th day of October, 2000, by and between Michael J. Donahue ("Donahue") and Jackpot Enterprises, Inc. ("JEI").

     WHEREAS, Salomon Smith Barney Inc. ("SSB") is a party to a Loan Agreement, dated October 13, 1999 (the "Loan Agreement), between SSB and Donahue, pursuant to which SSB agreed to loan (the "Loan") Donahue, on a demand basis, up to U.S. $14 million.

     WHEREAS, as of the date hereof $12,445,500, remains outstanding under the Loan.

     WHEREAS, the Loan is presently secured by 4,270,406 shares of common stock of InterWorld Corporation (the "Stock Collateral") owned of record and beneficially by Donahue, which security interest has been perfected by SSB by virtue of SSB's physical possession of the Stock Collateral.

     WHEREAS, pursuant to a Loan Assumption and Forbearance Agreement dated as of the date hereof (the "Loan Assumption Agreement"), JEI and Donahue have agreed, subject to the terms thereof that JEI would acquire the Loan from SSB in consideration for the payment of the full amount outstanding under the Loan as of the date hereof.

     NOW, THEREFORE, for good and valuable consideration and intending to be legally bound hereby, the parties agree as follows:

       1. The recitals are hereby made part of and incorporated into this Agreement.

       2. Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Loan Assumption Agreement.

       3. Prior to the exercise of the Call Option (as defined below), upon the sale by Donahue of any of the shares of the Stock Collateral, Donahue shall retain such proceeds and use the proceeds in accordance with the Loan Assumption Agreement. So long as this applies the proceeds as provided for in the Loan Assumption Agreement, there shall be no restriction on Donahue's ability to sell shares of the Stock Collateral. Once the Loan is repaid in full Donahue shall pay JEI 1/2 of the total amount received upon the sale, after the payment of any commissions, of any of the remaining Stock Collateral.

       4. Commencing upon the date of the repayment of the Loan in full and ending on October 11, 2003, JEI may exercise a single call (the "Call Option") pursuant to which Donahue shall sell to JEI and JEI shall acquire from Donahue one half of the amount of the then outstanding Stock Collateral for an aggregate consideration of $1.00 In the event JEI enters into
142736-5                               20

--------------------                                         -------------------
CUSIP No. 46114Q108               SCHEDULE 13D               Page 21 of 22 Pages
--------------------                                         -------------------

          an agreement to effect a merger with InterWorld Corporation it may at its option distribute such Call Option to its stockholders prior to such merger.

       5. This Agreement shall for all purposes be governed by and construed in accordance with the laws of the State of New York.

       6. If any provision of this Agreement or the application of any provision hereof to any person or circumstances is held invalid, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected unless the provision held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

       6. In the event that a dispute arises in connection with this Agreement the parties agree that the reasonable costs, expenses, and attorneys fees incurred by the prevailing party shall be paid by the other party to the dispute.

       7. The parties agree that the Call Option has nominal value.

       8. All notices, offers, acceptances and consents (collectively, "Communications") provided for in this Agreement shall be in writing and shall be given to a party at the address set forth below or at such other address as such party may hereafter specify in writing:

          If to Donahue:          C/o InterWorld Corporation
                                  395 Hudson, Street
                                  New York, New York 10014

          with a copy to:         Hale & Dorr
                                  405 Lexington Avenue
                                  New York, New York 10174
                                  Attention:  Peter MacDonald, Esq.

          If to JEI:              Jackpot Enterprises, Inc.
                                  c/o J Net Partners LLC
                                  498 Seventh Avenue
                                  New York, New York 10021
                                  Attention: Keith Meister

          with a copy to:         Greenberg Traurig, LLP
                                  200 Park Avenue
                                  New York, New York  10166
                                  Attention:  Alan I. Annex

     Such Communication shall be mailed by United States registered or certified mail, return receipt requested, postage prepaid, deposited in a United States post office or a depository for the receipt of mail regularly maintained by the post office or (ii) sent by Federal Express or other nationally recognized courier that regularly provides proof

142736-5                               21

--------------------                                         -------------------
CUSIP No. 46114Q108               SCHEDULE 13D               Page 21 of 22 Pages
--------------------                                         -------------------

of delivery, or (iii) personally delivered. If mailed by United States mail, then such Communication shall be deemed to have been received by the addressee on the third day following the date of such mailing. If delivered by Federal Express or other courier service, or if personally delivered, then such Communication shall be deemed to have been given upon the date of such delivery.

       9. This Agreement may be signed in counterparts, all of which when taken together shall constitute one original instrument.



     IN WITNESS WHEREOF, JEI and Donahue have executed this Agreement as of the date first written above.

                                                   /s/ Michael J. Donahue
                                                   -----------------------------
                                                   Michael J. Donahue


                                                   Jackpot Enterpises, Inc.

                                                   By: /s/ Mark W. Hobbs
                                                   -----------------------------
                                                   Name:  Mark W. Hobbs
                                                   Title:  President